William Stocker
Attorney at Law
phone (949) 487-5140	31878 Del Obispo, Suite 118-606	fax (949) 369-6807
San Juan Capistrano CA 92675

February 10, 2009
Joanna Lam
United States
Mail Stop 7010
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Washington DC 20549
re:	Turner Valley Oil & Gas, Inc.
FORM 10-KSB December 31, 2007
Filed  April 17, 2008
File No 0-30891

A Personal Note of Apology

Counsel apologizes that he and not the Issuer is responsible for the delay in responding during January and early February. Unexpected medical procedure requiring hospitalization and recovery interrupted the preparation of these responses, after Counsel's telephone conversation with Ms. Lam. Please excuse the Issuer for Counsel's failure.

Now, to facilitate prompt attention to the most pressing matters, this response covers comments to Financial Statements. Comments 1-3 have been handled previously and the Form 10-K itself revised accordingly. Nonetheless, that information will be provided again by separate letter to refresh the Staff's memory and re-review of those minor correction.

It is felt however, that the following material must be provided immediately. A clean copy of the Revised Audited Statements will be faxed separately for coordination.

Please note new address, phone and fax information in revised letterhead above

Financial Statements

Statement of Operations and Comprehensive Income(Loss)

4. We note that the amounts of comprehensive income(loss) presented in your Statement of Operations and Comprehensive Income(Loss) for the years ended December 31, 2007 and 2006 do not agree to the corresponding amounts in your statement of Stockholders' Equity and Note 6. Please resolve these inconsistencies.

4. In response to this comment, the Company has resolved any inconsistencies between the Statement of Operations and Comprehensive Income (Loss) and the corresponding amounts in the Statement of Stockholders' Equity for the years ended December 31, 2007 and 2006.

5. Please provide a total column to your Statement of Shareholders' Equity.

re: Turner Valley Oil & Gas
SEC File No 0-30891
February 10, 2009,  Page 2

5. In response to this comment, a total column has been inserted.

Note 1 - Summary of Significant Accounting Policies

Oil & Gas Properties, page F-8

6. We note you have not mentioned estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your full cost amortization policy. These should be included in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.

Please submit the disclosure that you propose to clarify your handling of these estimated future amounts and advise us of any changes that you would need to make to your accounting to comply with this guidance.

6. In response to this comment, the Company has provided additional disclosure for its environmental and reclamation costs under Summary of Significant Accounting Polices. Please see Exhibit 6.

Exhibit 6

Oil and Gas Properties

The full cost method is used in accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.  In addition, depreciation on property and equipment used in oil and gas exploration and interest costs incurred with respect to financing oil and gas acquisition, exploration and development activities are capitalized in accordance with full cost accounting.  Capitalized interest for the years ended December 31, 2007 and 2006 was $0.  All capitalized costs of proved oil and gas properties subject to amortization are being amortized on the unit-of-production method using estimates of proved reserves.  Investments in unproved properties and major development projects not subject to amortization are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.  The Company does not currently anticipate any material capital expenditures in the development of its proved reserves. During the year ended December 31, 2007 and 2006, the Company recorded depletion of $10,000 and $10,000 on its property, respectively.

re: Turner Valley Oil & Gas
SEC File No 0-30891
February 10, 2009,  Page 3

7. We note your disclosure stating "Investments in unproved properties and major development projects not subject to amortization are not amortized until proved reserves associated with the projects can be determined or until impairment occurs." You further state "If the resulted of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized."

However, your disclosure on page F-13 under "Impairment of Long-Lived Assets" indicate that you recorded an impairment charge during 2007 pursuant to the guidance in SFAS 144, while your disclosures on page F-14 under "Note 3 -Oil & Gas Properties," appear to further clarify this point, referring to the working interest in the Strachan-Leduc region, stating the company determined there were "...no economic hydrocarbons and hence impaired its holding" in the amount of $525,544. These disclosures are not consistent with the requirements of the full cost rules.

Since you have selected the full cost methodology, your oil and gas properties should be assessed for impairment using the ceiling test described in Rule 4-10(c)(4) of Regulation S-X. Your policy disclosure and discussion of impairment should clarify how carrying costs are assessed using this methodology and how application of the ceiling test has resulted in an impairment charge during 2007.

7. In response to this comment, the Company has amended its disclosures in Note 3-Oil & Gas properties. See Exhibit 7

Exhibit 7

NOTE 3 – OIL & GAS PROPERTIES

Strachen Property

On August 20, 2003, the Company entered into a purchase agreement to acquire 1% interest in a producing gas well, located at 22-38-9W5 Red Deer, Alberta, Canada.  During the end of 2003, the Company’s senior management set out a rework program for this well.  The rework program called for an acid wash and acid stimulation of the producing formation.  The Company agreed to participate in the program which increased their interest to 6.67%.  The program was completed on October 15, 2003 and extraction continued in 2004.  As of December 31, 2003, $300,672 of costs have been capitalized under “Properties not subject to amortization”. The Strachen Property has proved gas reserves of 3.68 MMCF.  During 2004, two of the Companies properties were deemed to be impaired and the Company abandoned these properties and wrote off $71,072 of capitalized costs. The Strachen Property began to be extracted and was therefore moved to Properties being amortized with a capitalized cost of $48,942. Accumulated amortization at December 31, 2005 and 2004 is $10,767, respectively. During the year ended December 31, 2005, the Company entered into farm-out agreement with Odin Capital for the Strachan Leduc formation.  The costs recorded for the year ended December 31, 2005 are $164,054.  The remaining properties recorded at $192,700 was sold for common stock in Win Energy, see Note 5. During the year the Company determined that its working interest in the Strachan-Leduc region had no economic hydrocarbons and hence impaired its holding.  The amount w as moved to the proved property pool for amortization.  Subsequent to the full cost ceiling test, the Company had an impairment charge of $525,544 for the ~~of the impairment for the~~ year ended December 31, 2007. ~~was $525,544.~~

re: Turner Valley Oil & Gas
SEC File No 0-30891
February 10, 2009,  Page 4

During the year the Company disposed of its holding in the Mississippi project for forgiveness of the amount owing of $400,000.

8. Please disclosure [sic.] your policy of accounting for asset retirement obligations, following the guidelines in SFAS 143.

8.In response to this comment, the Company has inserted the accounting policy for asset retirement obligations.

Supplemental Disclosures, page F-19

Capitalized Costs Relating to Oil and Gas Activities

9. Please tell us why the amounts disclosed under the this heading of capitalized costs relating to your proved and unproved oil & gas properties as at December 31, 2007 and 2006 do not agree with the corresponding information reported in your balance sheet, as would ordinarily be required by paragraphs 18, 19 and 20 of SFAS 69.

9. In response to this comment, the Company has amended its disclosure so that it agrees balance sheet date.

Costs incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities.

10. We not that you report costs incurred during 2007 that duplicate the costs incurred during 2006, and also that the amounts shown for 2006 as acquisition costs of proved properties and exploration costs, are not consistent with the characterization of these amounts in your prior 10-KSB, being acquisition costs of unproved properties and development costs. Tell us the reasons for not updating your disclosures and for the inconsistencies noted above. Also advise us of the adjustments you propose to properly report the costs incurred in oil and gas property acquisition, exploration and development activities for the years ended December 31, 2007 and 2006, in accordance with paragraphs 21, 22 and 23 of SFAS 69. The captions used for your columns should clarify that the amounts disclosed pursuant to this guidance pertain to costs incurred during the period rather than balances capitalized as of the end of the period.

10. In response to this comment, the Company has removed the inconsistencies. See Exhibit 10.

re: Turner Valley Oil & Gas
SEC File No 0-30891
February 10, 2009,  Page 5

Exhibit 10

The following information has been developed utilizing procedures prescribed by SFAS 69 "Disclosures About Oil and Gas Producing Activities" and based on crude oil and natural gas reserves and production volumes estimated by the Company. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating the Company or its performance. Further, information contained in the following table should not be considered as representative or realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flows be viewed as representative of the current value of the Company.

Future cash inflows were computed by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves. The future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to our proved oil and gas reserves and the tax basis of proved oil and gas properties and available net operating loss carry forwards. Discounting the future net cash inflows at 10% is a method to measure the impact of the time value of money.

	December 31, 2008	December 31, 2007
Future Cash inflows	6,851	7,207
Future production costs	(2,740)	(2,883)
Future development costs	-	-
Future income tax expense	-	-
Future cash flows	4,111	4,324
10% annual discount for estimated timing of cash flows	(412)	(432)
Standardized measure of discounted future next cash	$3,699	$3,892

re: Turner Valley Oil & Gas
SEC File No 0-30891
February 10, 2009,  Page 6

Standardized Measure of Discount Future Net Cash Flows Relating to Proved Oil & Gas Reserve Quantities.

11. It appears you should disclose the standard measure of discounted future net cash flows relating to your interests in proved oil and gas reserves, at the end of the each period, and reconciliations showing changes in this measure occurring during these periods to comply with paragraphs 30, 31 and 33 of SFAS 69.

11. In response to his comment, the Company has provided the additional disclosure. See Exhibit 10 preceding

Very Truly Yours,

William Stocker
special counsel
Turner Valley Oil & Gas, Inc.